UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

LL Flooring Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

55003T107

(CUSIP Number)

Avi Cohen

2350 W O Smith Street

Lawrenceburg, TN 38464

617-851-9635

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 55003T107

1	Names of Reporting Persons F9 Investments, LLC (Single Member LLC with Thomas D. Sullivan Single Member)
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 2,698,907
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,698,907

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,698,907
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.8%
14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 55003T107

1	Names of Reporting Persons Thomas D. Sullivan
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,100
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 1%
14	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 55003T107

1	Names of Reporting Persons John Jason Delves
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 13,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 13,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 1%
14	Type of Reporting Person IN

AMENDMENT NO. 9 TO SCHEDULE 13D

This Amendment No. 9 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of LL Flooring Holdings, Inc., a Delaware corporation (“LL”). This Amendment is being filed to amend the Schedule 13D that was originally filed on May 25, 2023, as amended by Amendment No. 1 filed on May 30, 2023, Amendment No. 2 filed on June 12, 2023, Amendment No. 3 filed on August 17, 2023, Amendment No. 4 filed on November 14, 2023, Amendment No. 5 filed on January 18, 2024, Amendment No. 6 filed on April 11, 2024 and Amendment No. 7 filed on April 30, 2024 and Amendment No. 8 filed on May 31, 2024 (collectively, the “Schedule 13D”). Other than information set forth on the cover pages and Item 4, no other information in the Schedule 13D is being amended. Unless otherwise indicated in this Amendment, all capitalized terms have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

On June 28, 2024, LL filed a Current Report on Form 8-K with the US Securities and Exchange Commission stating, among other things, that LL now believes that its projected levels of liquidity may not be sufficient to meet the required threshold under its asset-backed facility in the third quarter of 2024 and, in an effort to improve its liquidity, LL has begun a process to pursue a sale transaction for its Sandston, Virginia distribution center (the “Sandston Distribution Center”) and has received a number of bids in connection with such sale process and expects to move forward with negotiating with certain bidders for a possible sale. Although F9 and its Participants have been critical of a sale of the Sandstrom Distribution Center because of the additional lease expense LL would incur, this disclosure suggests that there may be no other option. As a result, on June 28, 2024, following such filing, Thomas D. Sullivan, in his capacity as a private investor and an owner of similar real estate around the country, sent an email to Charles Tyson, the President and Chief Executive Officer of LL, stating that Mr. Sullivan would be interested in looking at the Sandston Distribution Center and requesting the name of person handling this sale. Should Mr. Sullivan and LL engage in further discussions regarding the sale of the Sandstrom Distribution Center and if any of F9’s nominees are elected to LL’s Board of Directors, such nominees intend to recuse themselves from any discussions or decisions relating to the sale of the Sandstrom Distribution Center. In connection with such process, F9 or an affiliate of F9 may enter into a non-disclosure agreement relating solely to this property. There can be no assurance that Mr. Sullivan will enter into a sale transaction relating to the Sandston Distribution Center, or if a transaction is entered into, the terms thereof.

As previously disclosed, on May 31, 2024, F9, Mr. Sullivan, John Jason Delves and Jill Witter (collectively, the “Participants”) filed a contested definitive proxy statement with the SEC (the “Proxy Statement”) relating to the 2024 Annual Meeting of Stockholders of LL (the “Annual Meeting’). Such Proxy Statement named Mr. Sullivan, Mr. Delves and Ms. Witter as director-nominees for election to the board of directors of LL.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

THIS SCHEDULE 13D IS NOT A SOLICITATION AND THE REPORTING PERSONS ARE NOT HEREBY SOLICITING ANY STOCKHOLDER OF LL TO VOTE, WITHHOLD A VOTE, GRANT A PROXY WITH REGARD TO, OR IN ANY WAY TAKE ANY ACTION WITH REGARD TO, OR IN ANY OTHER WAY TAKE ACTION WITH REGARD TO THE ELECTION OF DIRECTORS OR ANY OTHER MATTER.

The Participants have filed the Proxy Statement with the United States Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies for the Annual Meeting and have furnished the definitive proxy statement to holders of the Common Stock, together with a gold proxy card. INVESTORS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) THAT THE PARTICIPANTS FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the proxy statement, any amendments or supplements to the proxy statement and other documents that the Participants file with the SEC from the SEC’s website at www.sec.gov.

The Reporting Persons and the Participants may be deemed to be participants in the solicitation of proxies from holders of the Common Stock in connection with the matters to be considered at the Annual Meeting. Information about such Participants’ beneficial ownership of the Common Stock is set forth in the Schedule 13D. Additional information regarding the interests of Participants in the solicitation of proxies in connection with the Annual Meeting are included in the Proxy Statement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2024	F9 INVESTMENTS, LLC

	By:	/s/ Thomas D. Sullivan
Name: Thomas D. Sullivan
Title: Managing Member, Single Member

/s/ Thomas D. Sullivan
Name: Thomas D. Sullivan

/s/ John Jason Delves
Name: John Jason Delves